UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MANNATECH, INCORPORATED
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
563771203
(CUSIP Number of Common Stock)

Erin Barta, Esq.
General Counsel and Corporate Secretary
1410 Lakeside Parkway, Suite 200
Flower Mound, Texas 75028
(972) 471-7400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Matthew D. Bivona
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street, Suite 1800
Dallas, Texas 75201
(214) 969-2702

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$5,499,988	$601

*    The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $5,499,988 in value of shares of the common stock, par value $0.0001 per share.

**    The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$601	Filing Party:	Mannatech, Incorporated
Form or Registration No.:	Schedule TO-I	Date Filed:	May 28, 2021

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐    third-party tender offer subject to Rule 14d-1.

     ☒    issuer tender offer subject to Rule 13e-4.

     ☐    going-private transaction subject to Rule 13e-3.

     ☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

     ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

     ☐    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) by Mannatech, Incorporated, a Texas corporation (“Mannatech” or the “Company”), on May 28, 2021, as amended and supplemented on June 28, 2021 (together with any amendments and supplements hereto, the “Schedule TO”). This Schedule TO relates to the offer by the Company to purchase up to 211,538 shares of its common stock, par value $0.0001 per share (the “Shares”), at a price of $26.00 per Share, to each seller in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

ITEMS 11. ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On June 30, 2021, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, at the end of Friday, June 25, 2021. A copy of such press release is filed as Exhibit (a)(5)(vi) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(i)*	Offer to Purchase, dated May 28, 2021.

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release, dated May 27, 2021, titled "Mannatech Announces Intent to Commence a Cash Tender Offer to Purchase up to 211,538 Shares of its Common Stock at a Purchase Price of $26.00 per Share."

(a)(5)(ii)*	Email to Associates, dated May 28, 2021, titled "Mannatech Announces Cash Tender Offer to Purchase up to 211,538 Shares of its Common Stock at a Cash Purchase Price of $26.00 per Share."

(a)(5)(iii)*	Press Release, dated May 28, 2021, titled "Mannatech Commences Cash Tender Offer to Purchase up to 211,538 Shares of its Common Stock at a Cash Purchase Price of $26.00 per Share."

(a)(5)(iv)*	Email to Employees, dated May 28, 2021, regarding "Mannatech Announces Cash Tender Offer to Purchase up to 211,538 Shares of Its Common Stock at a Cash Purchase Price of $26.00 per Share."

(a)(5)(v)*	Press Release, dated June 28, 2021, titled "Mannatech Announces Preliminary Results of Tender Offer."

(a)(5)(vi)**	Press Release, dated June 30, 2021, titled "Mannatech Announces Final Results of Tender Offer."

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Mannatech, Incorporated 2017 Stock Incentive Plan. (Filed as Exhibit 4.1 to Form S-8, filed on August 22, 2019 and incorporated herein by reference).

(d)(2)	First Amendment to Mannatech, Incorporated 2017 Stock Incentive Plan (Filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2019, filed on August 7, 2019 and incorporated herein by reference).

(d)(3)	Form of Performance Stock Unit Award Agreement. (Filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(4)	Form of Stock Option Award Agreement. (Filed as Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(5)	Form of Restricted Stock Unit Award Agreement. (Filed as Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(6)	Form of Stock Appreciation Rights Award Agreement. (Filed as Exhibit 10.5 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(7)	Form of Restricted Stock Award Agreement. (Filed as Exhibit 10.6 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(8)	Form of Performance Stock Award Agreement. (Filed as Exhibit 10.7 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(9)	Form of Stock Award Certificate. (Filed as Exhibit 10.3 to Form S-8, filed on August 26, 2008 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed
**	Filed herewith

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MANNATECH, INCORPORATED

Dated: June 30, 2021	By:	/s/ Alfredo Bala
Alfredo Bala
Chief Executive Officer
(principal executive officer)